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CUSIP NO. 74 3663 304                                        PAGE 10 OF 11 PAGES
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                                                                         EX-99.1

                   JOINT PRESS RELEASE, DATED December 2, 1999

                PROTECTION ONE RECEIVES EXTENSION ON BANK WAIVER


     TOPEKA, Kansas, and CULVER CITY, California, Dec. 2, 1999 - Protection One (NYSE:POI) today announced it has received from the lenders under its revolving credit facility an extension of the covenant waiver until December 17.

     As of December 2, 1999, the company had approximately $235 million utilized under the $250 million facility.

     Westar Capital, an unregulated subsidiary of Western Resources (NYSE:WR), is negotiating with the banks to assume the lenders' obligations under Protection One's revolving credit facility.

     Westar Capital and Protection One also are negotiating the terms and conditions of further waivers or amendments to the credit facility. Negotiations include increased costs of borrowing, changes to financial covenants and reduction in maturity of the facility to March 31, 2000. Westar Capital has further advised Protection One that it does not intend to provide credit to Protection One beyond that date. Westar Capital previously provided a similar credit facility for Protection One.

     Westar Capital has indicated that such waivers or amendments are contingent upon Protection One selling its Continental Europe operations (CET)to Westar Capital. Westar Capital has proposed a purchase price of approximately $140 million for CET in cash and other consideration. Under the proposal, one-half of the proceeds would be used to reduce the credit facility. Negotiations further include an option for Protection One to buy back CET.

     Further, Protection One continues to examine other options including selling assets to reduce debt and refinancing the credit facility. For further discussion of Protection One's credit facility, see its quarterly report on Form 10-Q for the quarter ended September 30, 1999.

     Protection One has established an independent committee of its Board to consider Westar Capital's proposal and to negotiate the terms of any such transaction.

     Western Resources owns approximately 85 percent of Protection One, which provides monitoring and related security services to more than 1.6 million residential and commercial subscribers in North America and Europe.

     Protection One's Continental Europe operations, which were originally acquired in August 1998, include main offices in Paris and Vitrolles, France, and branch offices in Germany, Switzerland, Belgium and The Netherlands.

     Western Resources (NYSE: WR) is a consumer services company with interests in monitored services and energy. The company has total assets of more than $8 billion, including security company holdings through ownership of Protection One (NYSE: POI), which has more than 1.6 million security customers in North America and Europe. Its utilities, KPL and KGE, provide electric service to approximately 614,000 customers in Kansas. Through its ownership in ONEOK Inc. (NYSE: OKE), a Tulsa-based natural gas company, Western Resources has a 45 percent interest in the


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CUSIP NO. 74 3663 304                                        PAGE 11 OF 11 PAGES
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eighth largest natural gas distribution company in the nation, serving more than
1.4 million customers. For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wr.com.

     Protection One, one of the leading residential security alarm companies in the United States, provides monitoring and related security services to more than 1.6 million residential and commercial subscribers in North America and Europe.

     Forward-Looking Statements: Certain matters discussed in this news release are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we "believe", "anticipate," "expect" or words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations, or goals. Such statements address future events and conditions concerning the consummation of the possible asset sale and credit facility described in this press release, capital expenditures, earnings, litigation, rate and other regulatory matters, closing of the KCPL transaction, successful integration of Western Resources' and KCPL's businesses and achievement of anticipated cost savings, the outcome of accounting issues being reviewed by the SEC staff, possible corporate restructurings, mergers, acquisitions, dispositions, liquidity and capital resources, interest and dividend rates, year 2000 issue, environmental matters, changing weather, nuclear operations, ability to enter new markets successfully and capitalize on growth opportunities in nonregulated businesses, events in foreign markets in which investments have been made, and accounting matters. Our actual results may differ materially from those discussed here. See the company's and Protection One's 1998 Annual Report on Form 10-K and 10K/A, quarterly reports on Forms 10-Q and current reports on Form 8K for further discussion of factors affecting the company's and Protection One's performance. Western Resources disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Other risks and uncertainties are described in Protection One's 1998 Form 10-K/A filed with the Securities and Exchange Commission on June 2, 1999, and quarterly reports on Form 10-Q filed on May 17, 1999, August 16, 1999 and November 12, 1999. Protection One disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.